UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 25, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Atlas Air Worldwide Holdings, Inc.

File No. 001-16545 - CF#30658

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Atlas Air Worldwide Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 13, 2014.

Based on representations by Atlas Air Worldwide Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.25	through	December 31, 2023
Exhibit 10.26	through	December 31, 2023
Exhibit 10.27	through	December 31, 2023
Exhibit 10.28	through	December 31, 2023
Exhibit 10.29	through	December 31, 2023
Exhibit 10.30	through	December 31, 2023
Exhibit 10.31	through	December 31, 2023
Exhibit 10.32	through	December 31, 2023
Exhibit 10.33	through	December 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary